TEVA REACHES SETTLEMENT WITH GOVERNMENT ON FCPA
Settlement resolves previously disclosed past conduct and reflects
Company’s robust compliance culture

JERUSALEM Dec. 22, 2016 — Teva Pharmaceuticals Industries Ltd., (NYSE and TASE: TEVA) announced today the conclusion of negotiations with the United States government over violations of the Foreign Corrupt Practices Act (FCPA). Following Teva’s voluntary worldwide investigation into business practices, Teva and the U.S. Department of Justice (DOJ) and Securities and Exchange Commission (SEC) have agreed to a resolution to resolve previously disclosed investigations into conduct relating to three countries – Ukraine, Mexico and a guilty plea by the subsidiary in Russia. The resolution includes a deferred prosecution agreement, the implementation of a temporary independent compliance monitor, and previously reserved payments totaling $519 million. The resolution involves conduct occurring in the past, and none of the employees involved in the improper payments are still employed by Teva, including in Russia where the entire leadership team was replaced in 2013. None of the conduct in question involved Teva’s U.S. sales

“While the conduct that resulted in this investigation ended several years ago, it is both regrettable and unacceptable, and we are pleased to finally put this matter behind us,” said Erez Vigodman, Teva’s President and CEO. “Since becoming CEO, I have worked diligently to make our culture of compliance central to everything Teva does. The compliance program that Teva has in place is serious, rigorous, and comprehensive and is designed to protect the company and its subsidiaries against future violations.”

Upon learning of initial FCPA concerns from both Teva employees and the U.S. government in early 2012, Teva began a voluntary and comprehensive investigation into our global operations, in addition to responding to the government’s specific requests for documents and information. Teva engaged independent counsel to assist in the investigation and conducted a global corruption risk assessment and a multi-country survey. Beginning in 2012, Teva accelerated the pace of changes to address these issues by naming a global head of compliance and completely transforming our governance program and processes on every level. This resulted in actions including, terminating problematic business relationships with third parties, separating relevant employees from the company, overhauling the management of several subsidiaries, and ceasing operations in several countries. We have also restructured the company through a new global organizational structure and chain of command that reduces risks. In order to institute a culture of compliance throughout the organization, we have also trained tens of thousands of employees on compliance and anti-corruption measures, protocols and best practices.

“The Teva of today is a fundamentally different company,” stated Vigodman. “We welcome working with the monitor as an added step in our process to ensure the program we have put in place is working as designed. Teva has a compliance culture that begins with a strong tone at the top, including our executive regional and local management and a culture of compliance that underpins every single business decision that Teva makes.”

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This press release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and existing and potential generic versions); our ability to integrate Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of the acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we are dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt incurred to finance the Actavis Generics acquisition; the fact that for a period of time following the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2015. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

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